Exhibit 99.17

For Ministry Use Only		Ontario Corporation Number
(Illegible)		Numéro de la société en Ontario
Ministry of	(Illegible) Services
Consumer and	aux (Illegible)	1427934
Ontario Business Services	at aux entreprises
CERTIFICATE	CERTIFICAT
This is to certify that these articles	Ceci certifio que les présents status
are effective on	entrent en vigueur le

MAY 11 MA1, 2007

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3	1.	The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Business		Dénomination sociate actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT):
Corporations
Act		BLUE PEARL MINING LTD.
Formule 3 Loi sur les sociétés par actions
	2.	The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s’il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT):

THOMPSON CREEK METALS COMPANY INC.

	3.	Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :
2000-07-01
(Year, Month, Day)
(année, mois, jour)

	4.	Complete only if there is a change in the number of directors or the minimum / maximum number of directors. II faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé.

		Number of directors is/are:	or	minimum and maximum number of directors is/are:
		Nombre d’administrateurs:	ou	nombres minimum et maximum d’administrateurs:
		Number	or	minimum and maximum
		Nombre	ou	minimum et maximum

	5.	The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante:

07119 (03/2003)

1. The Company is hereby authorized under section 168 of the Business Corporations Act (Ontario) to amend its articles to change the Company’s name to “Thompson Creek Metals Company Inc.” or such other name as may be approved by the directors of the Company and is acceptable to the Director under the Business Corporations Act (Ontario) and the Toronto Stock Exchange.

2. Notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholder of the Company.

	6.	The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

	7.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2007-05-10
(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

BLUE PEARL MINING LTD.
(Name of Corporation)(if the name is to be changed by these articles set out current name)
(Dénomination sociate de la société)(Si l’on demande un changement de nom, indiquer ci-dessus la dénomination sociate actuelle).

By/
Par:
President & Chief Executive Officer
	(Signature)	(Description of Office)
	(Signature)	(Fonction)
Kevin Loughrey

07119 (03/2003)